SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 11, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated February 11, 2016, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

IRSA Inversiones y Representaciones Sociedad Anónima
December 31, 2015 and 2014

1. Net Results	ARS Million
	12/31/15	12/31/14
Net Result (six-month period)	(910)	47
Gain / Loss attributable to:
Company’s shareholders	(487)	5
Non-controlling interests	(423)	42

2. Equity Details	ARS Million
	12/31/15	12/31/14
Capital stock	575	574
Treasury shares	4	5
Comprehensive adjustment of capital stock and of treasury shares	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	13	-
Cost of treasury shares	(30)	(38)
Changes in non-controlling interest	30	(5)
Reserve for share-based payments	64	55
Legal Reserve	117	117
Special Reserve	4	4
Reserve for purchase offer to non controlling shareholders	(190)	-
Reserve for future dividends	520	-
Reserve for conversion	366	247
Retained earnings	(486)	6
Shareholders’ Equity attributable to controlling company’s shareholders	1,903	1,881
Non-controlling interest	3,846	346
TOTAL SHAREHOLDERS’ EQUITY	5,749	2,227

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 578,676,460, divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is CRESUD S.A.C.I.F. y A with 366,788,251 shares, accounting for 63.4% of the issued and subscribed capital stock.

In addition, we report that as of December 31, 2015, after deducting Cresud’s interest and the treasury shares, the remaining shareholders held 208,199,337 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 36.0% of the issued and subscribed capital stock.

As of December 31, 2015 there is no options or convertible notes oustanding to acquire our shares.

Below are the highlights for the six-month period ended December 31, 2015:

➢	During this quarter IIQ16 we started consolidating Assets and Liabilities of our investment in IDB Development Corporation and as of the next quarter we will also consolidate results.

➢
Net loss for the first semester of fiscal year 2016 was ARS 910.0 million mainly due to a decrease in the stock price of Clal Insurance, lower net financial results and higher losses from exchange rate differences.

➢
EBITDA of the company, excluding the expenses from the transference of assets to IRSA Commercial Properties and sales of Investment Properties grew by 28.3% in the six month period of 2016 compared to the same period of 2015.

➢	Tenant sales in our shopping centers rose 39.5% during the semester (32.0% considering the same shopping centers) and portfolio occupancy was 99.0%.

➢	We generated a gain from investment properties sales for ARS 1,029 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 12, 2016